SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE:
For additional information please contact:

Jose N. Hung Phone: (511) 313-2123 E-mail: jhung@bcp.com.pe	Alfredo Montero Phone: (305) 448-0971 E-mail: amontero@bcpmiami.com

CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
FOR THE QUARTER ENDED JUNE 30, 2004

Credicorp (NYSE:BAP; LSE:BAPC1) reported a consolidated net income for the six month period ended in June 30, 2004 of US$62.9 million, or US$0.79 per share, 104.4% above net income of US$30.8 million, or US$0.39 per share, in first-half 2003. In the quarter ended June 30, 2004 Credicorp had net income of US$32.9 million, or US$0.41 per share, above net income of US$28.3 million, or US$0.35 per share, in second quarter 2003, and resulted also above net income in first quarter 2004 of US$30.1 million, or US$0.38 per share.

Results in first-half 2004 improve with respect to the same period of 2003, mainly due to decreased loan loss provisions and to lower merger costs, which offset declining financial and non-financial income. Second quarter 2004 results are higher than profits in the same year-ago quarter mainly because of lower loan loss provisions and to reduced operating expenses, which offset diminished financial and non-financial income. Non-financial income decline mainly due to losses on the securities portfolio.

The above mentioned merger costs, of US$17.5 million in first-half 2003 for the merger of Banco Santander Central Hispano-Peru (“BSCH-Peru”), decline to US$3.2 million as of June 2004, related with the Solución Financiera de Crédito merger. Provisions for loan losses decreased from US$19.7 million to US$7.2 million, comparing the second quarters of 2003 and 2004, respectively, due to improved loan portfolio quality. Loan quality improvement is noted through a lower past-due loan ratio, that decreased from 7.9% at June 2003, to 4.8% at the end of June 2004, and by the improved coverage of bad loans by provisions which increased from 113.1% to 131.8%, respectively.

I. CREDICORP LTD. AND SUBSIDIARIES
CREDICORP LTD. AND SUBSIDIARIES
SUMMARY OF RESULTS

	Three months ended			Six months ended

(In U.S.$ millions, except net income per share)	30.06.03	31.03.04	30.06.04	30.06.03	30.06.04

Net interest income (1)	96.9	90.0	92.6	191.4	182.5
Provisions for possible loan losses, net	19.7	19.0	7.2	53.9	26.1
Other income (1)	101.7	108.8	96.8	208.6	205.7
Claims on insurance activities	26.4	28.7	27.1	51.6	55.8
Other expenses	112.4	108.2	106.3	221.5	214.4
Merger costs	2.0	1.8	1.4	17.5	3.2
Translation result	2.6	3.3	0.8	(4.1)	4.0
Income before inc. tax and min. interest	40.7	44.5	48.2	51.4	92.7
Income Tax	(9.8)	(11.6)	(12.7)	(16.6)	(24.3)
Minority Interest	(2.6)	(2.8)	(2.7)	(4.0)	(5.4)
Net Income	28.3	30.1	32.9	30.8	62.9
Net Income per share (2)	0.35	0.38	0.41	0.39	0.79

(1)	US$7.9Mn in 2Q03 and US$13.4Mn in 6m03 were reclassified from Other income into Interest income.
(2)	Based on 79.8 million net outstanding shares in all periods.
The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.

Net Income from Subsidiaries

Credicorp’s principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)	2Q03	1Q04	2Q04	6m03	6m04

Banco de Crédito BCP(1)	US$27.2	US$25.9	US$27.4	US$35.2	US$53.2
Atlantic	1.6	2.9	3.6	2.2	6.5
PPS	5.6	2.8	1.9	6.7	4.7
Banco Tequendama	0.9	0.6	0.4	-0.2	1.0
Credicorp y otros(2)	-7.0	-2.1	-0.4	-13.1	-2.5

Net Income	US$28.3	US$30.1	US$32.9	US$30.8	US$62.9

(1)	Includes Banco de Crédito de Bolivia.
(2)	Includes Inversiones Crédito, Credicorp Securities and others.

In the second quarter of 2004, the Credicorp and others concept contributed a loss of US$0.4 million, which includes a US$0.7 million provision for substandard loans transferred from Banco Tequendama. The US$7.0 million loss contribution in the second quarter of 2003 included a US$4.5 million charge for investments and contingencies reserves and a US$1.4 million provision for substandard loans transferred from Banco Tequendama.

Banco de Crédito BCP contributed US$27.4 million to Credicorp’s net income in second quarter 2004, above its results according to Peruvian accounting principles reported in Section II, which amounted to US$23.7 million. The difference is mainly due to the loss on inflation exposure in local books while translation gains were registered by Credicorp. Credicorp’s Dollar-based accounting shows a US$0.5 million translation gain, compared to a US$4.8 million loss in BCP’s local records, which resulted from inflation adjustment losses and losses on foreign currency positions caused by the Nuevo Sol appreciation against the Dollar. Additionally, Credicorp registered a minority interest elimination amounting to approximately US$1.1 million.

The contribution of Atlantic Security Holding Corporation of US$3.6 million in the current quarter is below US$4.6 million net income shown in its books (see Section III), due to the elimination for consolidation purposes of US$1.0 million of dividends from Credicorp and registered as income in April 2004. Cumulative through June 2004, Atlantic received US$5.8 million in dividends from Credicorp, with its net income reaching US$12.3 million, compared to a contribution of US$6.5 million. In the year-ago second quarter no dividend was received from Credicorp and there was no difference between the contributed net income and profits in Atlantic’s books.

In second quarter 2004, Credicorp received a US$1.9 million profit contribution from Pacífico Peruano Suiza, lower than the consolidated net income of US$16.6 million in its local Peruvian GAAP books (See Section IV), mainly because Credicorp’s records did not register: 1) US$21.7 million in gains from the sale to ASHC of Credicorp’s treasury shares, and 2) US$6.4 million in provision expense for the amortization of the investment in the acquired company Novasalud. The contribution in the year-ago second quarter includes a US$3.0 million gain from the sale of long term investments, net of income taxes and minority interests.

Banco Tequendama contributed net income of US$0.4 million in the second quarter of 2004, compared to a US$0.9 million profit in the prior year quarter. These contributed amounts do not include provision expense incurred by Credicorp of US$0.7 million and US$1.4 million, respectively, for transferred loans as mentioned above.

I.1 INTEREST INCOME AND OTHER INCOME

Note: For comparison purposes, in periods prior to 2004, certain financial revenue items registered by insurance subsidiaries have been retroactively reclassified from the Other non-financial income concept into the Interest Income concept, with no effect on either net income nor total revenue.

Net interest income in the second quarter of 2004 was US$92.6 million, lower than US$96.9 million earned in the same period of 2003, mostly due to a decrease in interest margins, partly offset with slightly higher interest earning assets.

The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 5.31% during the second quarter of 2004, lower than 5.65% in the year-ago quarter, but remains similar to 5.26% in the preceding first quarter of 2004. During the current quarter both loan rates and funding costs remained stable, within a continuing overall excess of liquid funds.

The volume of interest earning assets, as an average of quarter-end balances, reached US$6,978 million in this quarter, increasing 1.7% compared to US$6,860 million in the second quarter of 2003.

Non-interest income was US$96.8 million in the second quarter of 2004, 4.8% lower than US$101.7 million in the same period of 2003, principally due to losses on the securities portfolio. In second quarter 2003, a US$5.7 million gain on securities was obtained from the sale by PPS of long term investments. Non-interest income components were as follows:

(In US$Mn)	2Q03	1Q04	2Q04	2Q04 vs. 1Q04	2Q04 vs. 2Q03

Commissions for banking services	47.5	47.1	49.4	4.7	3.8%
Net premiums	32.1	38.0	33.1	-13.1%	3.0%
Gains from sale of securities	7.6	4.0	-3.4	N/A	N/A
Gains from foreign exchange	5.8	5.5	5.1	-6.2%	-12.1%
Other non-interest income	8.6	14.2	12.7	-10.8%	47.0%
Total Non-Interest Income	101.7	108.8	96.8	-11.0%	-4.8%

I.2 OTHER NON-INTEREST EXPENSES

Other non-interest expenses amounted to US$107.6 million in second quarter 2004, 5.9% less than expenses in the same period of the previous year. The decrease is explained principally by the US$4.5 million charge made by Credicorp in second quarter 2003, for provisions for investments and contingencies, shown in the Other caption. Credicorp’s other expense components had the following variations:

(% change and US$Mn)	2Q03	1Q04	2Q04	2Q04 vs. 1Q04	2Q04 vs. 2Q03

Salaries and employee benefits	45.1	44.4	46.9	5.7%	3.9%
General, administrative, and taxes	36.0	37.5	34.9	-6.9%	-3.1%
Depreciation and amortization	12.4	11.6	11.0	-4.8%	-10.9%
Other	18.8	14.7	13.5	-8.4%	-28.4%
Merger costs	2.0	1.8	1.4	-24.8%	-32.0%
Total Other Expenses	114.4	110.0	107.6	-2.1%	-5.9%

The efficiency ratio, “adjusted” operating expenses (determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, improve to 50.7% in the second quarter of 2004 having been 53.4% in the same period last year. “Adjusted” operating expenses as a percentage of average total assets decreased to 4.6% from 4.9%, in the same quarters.

I.3 ASSETS AND LIABILITIES

Credicorp’s totals assets reached US$8.5 billion at June 30, 2004, increasing 3.0% since the end of March 2004, and are 3.8% higher than the balance at June 2003. The loan portfolio as of June 30, 2004 reached US$4.6 billion, growing 4.6% during the current quarter from US$4.4 billion in March 2004, and are also 0.5% higher compared to US$4.6 billion in June 2003.

Deposits and other obligations reached US$6.4 billion at June 30, 2004, increasing 2.3% over US$6.3 billion of last March 2004, and are 1.2% higher than the June 2003 balance. Due to banks and correspondents also grew, closing at US$374.2 million, increasing 46.7% during the current quarter and by 30.5% compared to the balance at June 2003.

Third party funds under management decreased 4.0% during this quarter, to US$1.7 billion at the end of June 2004, but remain 13.9% higher than funds at June 2003.

Loan quality indicators are shown in the following table:

(In US$Mn)	2Q03	1Q04	2Q04

Total loans	4,581.4	4,401.7	4,601.8
Past due loans	360.1	249.8	222.5
Loan loss reserves	407.1	313.6	293.3

Past due / Total loans	7.9%	5.7%	4.8%
Reserves / Past due	113.1%	125.5%	131.8%

The balance of past due loans decreased from US$249.8 million to US$222.5 million during the current quarter partly due to charge-offs amounting to US$22.6 million.

I.4 SUBSIDIARIES

Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

Banco de Crédito de Bolivia ("BCB"), Bolivia

Bolivian GDP grew 3.8% in first quarter 2004, higher than 2.5% in fourth quarter 2003, mainly due to increased exports of minerals, oil and gas, and agricultural products. Cumulative through May 2004, exports grew 31%, higher than the 20% growth in total 2003. Nevertheless, domestic demand and imports continue depressed, and are causing trade surpluses. It is expected that GDP will grow approximately 3.5% in 2004, with continued development of exports, with domestic demand and consumption remaining stagnant.

Public sector revenue increased 25.6% as of April 2004, higher than expenditure increase of 17.0%, as fiscal austerity measures were applied to reduce the deficit. After the budget deficits of 9% of GDP in 2002 and 8% in 2003, a 7% deficit is expected in 2004. In July, the government successfully conducted a referendum that authorized the export of the natural gas of Tarija.

Continuing with a slight tendency to increase, inflation was 1.2% in the second quarter 2004, and was 1.7% in first-half 2004, higher than 0.5% and 0.8% in the same year-ago periods. Devaluation continued at a slower pace with a 0.4% exchange rate increase in the current quarter and 1.5% in first-half 2004, reaching 7.93 Bolivianos per Dollar at June 30, 2004.

Uncertainty brought by the application of the financial transactions tax since July, total deposits in the system declined to US$2,398 million at June 2004, which are lower by 6.4% compared to the balance at March 2004, and are 11.6% below deposits at June 2003.

Loan volume in the banking system remained almost unchanged during the current quarter at US$2,464 million as of June 2004, but are 3.4% lower than loans at December 2003, and 6.1% lower than the June 2003 balances. Loan quality improved, from a past due ratio of 18.2% in March 2004, to 17.6% at June 2004, but remains over 16.7% past-due in December 2003. The coverage of past-due loans with provisions remained approximately at 70.8% during this quarter, which is below coverage of 74.0% in December 2003.

BCB’s market share in deposits at June 2004 was 12.9%, increasing sligthly from 12.5% at the end of December 2003 and of June 2003. In terms of loans, BCB had a 12.0% market share, below 12.2% it had last December, but remains similar to the market share of 12.1% at June 2003. In this way, BCB remained in the fourth position of twelve banks in the system.

As of June 30, 2004, BCB had total loans of US$295.9 million which compares to the US$309.9 million at December 2003, and US$315.1 million at the end of June 2003. Loan quality continued to improve. At the end of the second quarter 2004, BCB’s past due loans reached US$48.9 million, or 16.5% of total loans, lower than 19.2% at March 2004. Coverage of past due loans with loan loss provisions was 76.3% as of June 2004, increasing from 75.5% in March 2004. Net equity at the Bolivian subsidiary amounted to US$56.4 million as of June 2004.

In first-half 2004, loan loss provisions resulted in a US$0.1 million gain due to recoveries, compared to US$2.7 million charged against results during first-half 2003. In BCB’s own records, first-half 2004 net income was US$1.5 million, compared to US$0.5 million in the same year-go period.

Banco Tequendama, Colombia

Colombian GDP grew 4.1% in the first quarter of 2004, after growing 4.3% in the last quarter of 2003, while industrial production increased 4.6%, confirming the recovery of economic activity which exceeds initial outlooks. Expected GDP growth for total 2004 has been raised slightly over 4%, where consumption is also expected to recover. In full-year 2003 GDP grew 3.6% and 1.7% in 2002.

The recovery in first quarter 2004 is noted in the construction sector (12%), due to low interest rates and the support of housing programs, and of the financial sector (7.5%), that increased its loans and the return on its investments.

The consolidated fiscal deficit was 0.3% of GDP in first quarter 2004, below the 0.5% target, due to higher tax revenue from the improved economic activity and better results in state run companies. The fiscal deficit is expected to decrease from 2.9% in total 2003 to 2.5% in 2004. The government continues seeking complementary fiscal measures to ensure the lower deficit, among which the pension reform proposal is noteworthy.

The Colombian Peso exchange rate was volatile during the second quarter 2004 because of the increase of the international interest rates. The exchange rate was Col$2,694 per US$1 at the end of June 2004, almost unchanged compared to Col$2,682 at March 2004. The Central Bank has applied various measures to stop the appreciation of the Peso, with little success, like the tax on short term capital flows and the fifty basis point reduction of the Central Bank’s intervention rate.

In second quarter 2004 prices increased 1.5%, slightly below 1.6% in the same period of 2003, but higher than expected, due to increases in the prices of oil, energy and food. Inflation was 6.1% in the twelve months prior to June 2004, and of 6.5% in total 2003. In 2004 inflation is expected to continue decreasing to the target 5.5%, in spite of high oil prices and aided by the appreciating exchange rate, fiscal controls and by higher economic activity.

Banking system statistics show that loans increased 6.4%, from US$15.8 billion at December 2003, to US$16.8 billion at the close of May 2004, with the past-due ratio improving from 12.7% at year-end 2002, to 9.7% in December 2003, and further to 9.4% in May 2004. The coverage ratio of loan provisions over bad loans also improved, from 70.1% at December 2003 to 73.2% in May 2004. Total deposits in the banking entities were US$21.9 billion at the end of May 2004, increasing 6.9% from US$20.5 billion at December 2003, continuing their recovery.

Banco Tequendama’s loan market share, as of May 2004, was 1.48%, slightly over 1.44% obtained in December 2003. At the same dates, deposit market share was 0.78% and 0.90%, respectively.

As of June 30, 2004, Banco Tequendama’s loans were US$261.5 million, increasing 12.7% from US$232.1 million in December 2003, and 18.3% compared to US$221.0 million as of June 2003. At the end of June 2004, deposits totaled US$192.4 million, higher than US$187.5 million in December 2003, and is 11.7% over US$172.2 million at the year-ago quarter. At June 30, 2004, the bank’s net equity amounted to US$29.8 million according to Credicorp’s accounting records.

The past due loan ratio was 2.2% in June 2004, higher than 1.1% at the end of December 2003 and 2.0% at June 2003, while coverage with provisions was 135.0%, compared to 238.2% and 122.4%, respectively.

I.5 PERUVIAN ECONOMIC SITUATION

Economic Activity

During second quarter 2004 Peruvian GDP continued its positive trend, which has caused continued growth during the last three years, and, moreover, the slowdown noted since the second half of 2003 has turned to higher growth rates. The better than expected GDP performance is driven by increased activity of non-primary sectors and by high international demand for exports which raised its prices.

GDP grew 4.6% in the first quarter of 2004 (6.3% in 1Q03), and by 3.3% in April and 4.2% in May, with a cumulative growth of 4.2% in the first five months of 2004, compared to 4.7% in the same year-ago period. Official estimates put 2004 GDP growth at 4.3%, increasing from the previous 4% outlook.

Cumulative GDP growth through May 2004 benefited mainly from: 1) the continuing strength of metals mining, with a 10.9% increase, although with a declining trend due to maturity of major projects; 2) the recovery of fishing, which grew 16.4%; 3) the construction sector, that grew 5.5%; and, non-primary manufacturing, up by 6.2%. On the other hand, production was poor on the agricultural sector, which declined 2.9% through May, due to lack of rainfall.

Public Finance

In first quarter 2004, the Public Sector budget had a surplus of 0.7% (of GDP), and it is expected to reach 0.6% in first-half 2004. The government expects to meet the target deficit of 1.5% for total 2004, improving from the 1.8% deficit in total 2003, which in turn decreased form 2.3% in 2002. The positive result in first quarter 2004 was mainly due to increased Central Government tax revenue that reached 13.3% of GDP (12.9% in total 2003) and to lower public investment expenditures.

Cumulative through May 2004, tax collections increased 13.6%, in nominal terms, noting a 25% increase of Income Tax revenue from corporations and the 17% growth in case of the value-added tax (IGV), which increased mainly due to administrative measures and improved business conditions. Non-financial expenses increased 4.6% (nominal), while capital expenses declined by 23.4%.

Prices and Devaluation

In the second quarter of 2004, the consumer price index in Peru increased 0.9%, lower than the 2.1% increase in the preceding first quarter, but is also over 0.6% inflation in the year-ago second quarter of 2003. Inflation was 3.0% in first-half 2004, and 4.3% in the twelve month period through June 2004. Inflation exceeded expectations principally due to higher fuel prices and increased food prices caused by temporary factors, noting higher cost imported wheat and the poor supply of agricultural products due to draught. Inflation is exceeding the range, 1.5% to 3.5%, targeted by the Central Bank for total 2004, therefore measures to lower it are expected.

The wholesale price index increased 1.9% in the current quarter, and 4.8% in first-half 2004, compared to a –0.7% (deflation) and 0.4% in the same periods in 2003. Wholesale prices increased 6.4% in the twelve months through June 2004. In the second quarter, wholesale prices increased mainly due to higher cost of imported intermediate goods.

The average bank market Nuevos Soles exchange rate in Peru was S/.3.471 at June 30, 2004, increasing slightly 0.3% from S/.3.460 at the end of March 2004, but remains unchanged compared to June 2003. To avoid the strengthening of the currency, the Central Bank increased the purchase of foreign exchange in the currency market, which is sterilized with the sale of certificates of deposits, acquiring US$820 million in first-half 2004, after purchasing US$1,050 million during total 2003. Due to increasing inflation it is not expected that the Central Bank will keep the high volume of purchases.

International Reserves

International reserves of the Central Bank increased during second quarter 2004, reaching US$10,855 million at June 30, 2004 from US$10,411 million at March 31, 2004, and also compared to US$9,997 million at June 30, 2003.

The Trade Balance had a US$826 million cumulative surplus through May 2004, increasing compared to a US$50 million surplus in the same five month period of 2003. The improvement continues the positive trend noted in 2002, when the surplus reached US$503 million and in 2003 when the surplus grew to US$710 million. Cumulative through May 2004, exports grew 33% versus a 10% increase in imports. Exports, which reached US$4,536 million as of May 2004, grow on increased volume and prices, specially of copper and gold, and non-traditional textiles and agricultural exports. Imports through May 2004 amounted to US$3,710 million, increasing mainly due to higher imports of raw materials and durable goods, while consumer goods declined.

Financial System

During the current quarter commercial bank’s loan and deposit volumes increased, reversing the losses shown last March. Deposits at June 30, 2004 in the fourteen commercial banks in the system reached S/.48.2 billion (US$13.9 billion), according to the Asociación de Bancos del Peru (ASBANC), increasing 2.1%, in nominal terms, compared to the balance at March 31, 2004. Deposits remained almost unchanged compared to the year-ago balance at June 30, 2003.

As of June 30, 2004, total loans in the banking system increased 4.3%, in nominal terms, to S/.36.4 billion (US$10.5 billion), compared to loans at March 31, 2004, but are similar to June 30, 2003 loan balances. In the current quarter, local currency loans (22.0% of total loans) remained almost unchanged at S/.8.0 billion (US$2.3 billion), while foreign currency loans increased 5.9% to US$8.2 billion.

As of June 30, 2004, the Peruvian bank's past due ratio was 5.1%, improving from the 5.8% rate in March 31, 2004 and from 7.9% in June 30, 2003. Commercial banks’ past due loans decreased 8.0% during the current quarter to S/.1.9 billion (US$537 million), and are lower by 34.8% compared to bad loans at June 30, 2003. At June 30, 2004, loan loss provisions were S/.2.8 billion (US$798 million), decreasing 4.8% during this quarter. The system-wide past due loan coverage ratio was 148.5% at June 30, 2004, higher than the 143.5% coverage at March 31, 2004, and is also higher than the ratio of 128.0% at June 30, 2003.

During the second quarter 2004 commercial banks’ interest rates had mixed trends, with increases in loan rates while deposit rates remained almost unchanged. Local currency average loan rates (TAMN) were 24.6% in second quarter 2004, increasing from 24.1% in the first quarter of 2004, while deposits rates (TIPMN) remained 2.4%. In the second quarter 2003, TAMN was 20.2% and TIPMN was 3.3%. During the second quarter 2004 foreign currency loan rates (TAMEX) decreased to 8.9% from 9.3% in the preceding quarter, while deposit rates (TIPMEX) remained at 1.0%.

Private Pension Funds and Mutual Funds

After high growth rates in prior quarters, managed assets in private pension funds and mutual funds suffered declines due to volatility of prices and valuations in capital markets and to the increase in interest rates. The private pension fund assets reached US$6.8 billion as of June 30, 2004, remaining almost unchanged during the current quarter, but is 29% higher than funds at June 2003, with a return of 11% in real terms in the twelve month period.

Total mutual funds amounted to US$1.9 billion at the end of the second quarter 2004, decreasing 9.1% in the quarter, but is still 3.3% over the balance at June 2003, with a return of 1.0% in the quarter and of 2.5% during the year since June 2003 (in Dollar terms).

II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES (“BCP”)

II.1 NET INCOME

Consolidated net income in the six month period ended in June 30, 2004 reached S/.150.8 million (US$43.4 million), 26.3% higher than net income of S/.119.4 million (US$34.4 million) in first-half 2003, meaning S/.0.12 and S/.0.10 per share, respectively. Improved net income in first semester 2004 is mainly due to lower loan loss provisions and to lower non-financial expenses required by the mergers with BSCH-Perú and Solución Financiera de Crédito. Nevertheless, cumulative through June 2004, lower financial and non-financial income are also noted.

Net income in the second quarter 2004 was S/.82.4 million (US$23.7 million), decreasing compared with net income of S/.106.4 million (US$30.7 million) in the same quarter in 2003, but increases compared to net income in the preceding first quarter of 2004 that reached S/.68.4 million (US$19.7 million). Net income in the current quarter decreased compared to the year-ago period principally due to lower net interest income and to losses on inflation adjustment and on the securities portfolio. These adverse effects were partly offset with lower loan loss provisions and lower operating expenses.

In spite of the loan increase in second quarter 2004, after declining continuously since the fourth quarter of 2002, interest income is lower mainly because of decreased loan volume and to lower net interest margins. Additionally, it should be noted that in first-half 2003 non-recurring gains related to the merger of BSCH-Perú were registered.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SUMMARY OF RESULTS (1)
(In constant S/. and U.S.$ millions, except net income per share)

	Three months ended				Six months ended

	30.06.03	31.03.04	30.06.04	30.06.04	30.06.03	30.06.04	30.06.04

				US$			US$
Net interest income	302.5	267.4	263.4	$75.9	602.4	530.7	$152.9
Provisions for loan losses, net	70.5	48.0	20.6	$5.9	193.2	68.6	$19.8
Other income	224.0	226.6	205.6	$59.2	487.7	432.2	$124.5
Other expenses	314.5	306.9	307.0	$88.5	645.7	613.9	$176.9
Merger costs	7.4	6.5	4.8	$1.4	64.2	11.4	$3.3
Result from exposure to inflation	4.0	(35.6)	(16.8)	($4.8)	(22.5)	(52.4)	($15.1)
Income before income tax	138.0	96.9	119.7	$34.5	164.5	216.6	$62.4
Income Tax	31.6	28.6	37.3	$10.8	45.1	65.9	$19.0
Net Income	106.4	68.4	82.4	$23.7	119.4	150.8	$43.4
Net Income per share (2)	0.09	0.06	0.07	$0.02	0.10	0.12	$0.04

(1)

Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of June 30, 2004. Figures in US$ have been translated at the exchange rate of S/.3.471 to the dollar.

(2)	Based on 1,226 million outstanding shares in all periods.

II.2 NET INTEREST INCOME

Interest income, net of interest payments, in the second quarter of 2004 reached S/.263.4 million (US$75.9 million), 12.9% lower compared to net interest income in the same period of last year, but it remained similar to net interest income in the preceding first quarter of 2004. Decreased net interest income is mostly due to continuous fall in average interest earning assets, in spite of recent loan growth, together with lower interest margins.

Average interest earning assets reached S/.20,719 million (US$5,969 million) at the end of June 2004, a decline of 7.9% comparing with the second quarter of last year, while they are 0.8% lower than average assets in first quarter 2004. In the current quarter BCP continued its persistent excess liquidity environment in both local and foreign currencies.

During the second quarter of 2004, the net interest margin was 5.08%, slightly under 5.12% in the preceding first quarter, but declines from 5.38% during the second quarter of 2003. During the current quarter the margin declined mostly due to higher foreign currency loans, which have lower margins than local currency loans, which decreased. Both loan and deposit rates remained almost unchanged during the current quarter.

II.3 NON-INTEREST INCOME

Non-interest income, which include fee revenue and other non-interest items, in the second quarter of 2004 amounted to S/.205.6 million (US$59.2 million), lower than S/.224.0 million (US$64.5 million) earned during the same period of 2003, mostly due to losses on the securities portfolio.

In the second quarter of 2004, fees from banking services amounted to S/.161.0 million (US$46.4 million), 4.6% lower than in the same period of 2003, due to lower revenue in various concepts. In the quarter, fees on the most important banking services had the following growth rates:

(In constant S/. Mn.)	2Q03	2Q04	Growth

Savings accounts	22.9	21.9	-4.4%
Demand deposits	20.1	21.5	7.0%
Credit cards	21.6	19.5	-9.7%
Fund transfer services	13.3	14.4	8.3%
Collections fees	13.0	12.7	-2.3%
Billings and payments	14.6	13.1	-10.3%
Contingent and foreign trade	7.5	7.9	5.3%
Contingent credits	7.8	7.7	-1.3%
Debit cards	8.4	6.0	-28.6%
Corporate Finance	6.6	5.8	-12.1%
Brokerage	10.3	9.8	-4.9%
Commercial loans	5.4	4.3	-20.4%
Insurance	5.3	4.3	-18.9%
Mortgage loans	1.4	1.7	21.4%
Channels and services	1.4	1.0	-28.6%
Master account	2.0	1.5	-25.0%
Personal loans	0.8	2.8	250.0%
Micro-business credit	0.3	3.1	933.3%
Other	6.0	2.0	-66.7%
Total	168.7	161.0	-4.6%

Note: line items in this table aggregate concepts that are different from tables reported in prior year periods.

In the second quarter of 2004, securities transactions resulted in a loss of S/.8.7 million (US$2.5 million), compared to an opposite gain in the year-ago quarter of S/.8.7 million (US$2.5 million). The general index of the Lima Stock Exchange decreased 4.9% in the second quarter of 2004, compared to a 17.1% increase in the same year-ago period.

Gains from foreign exchange operations, which are the result of the foreign exchange buy-sell margin, were S/.18.3 million (US$5.3 million) in the second quarter of 2004, 8.8% lower than revenue in the same quarter of 2003, and 4.4% lower than revenue in first quarter 2004, mainly due to decreased margins due to the low volatility in the foreign exchange market, partly offset by higher volumes.

The Other Income caption, that mainly registers reversals of prior year expenses and provisions and recoveries of certain operating costs, increased from S/.26.5 million (US$7.6 million) in the second quarter of 2003 to S/.35.0 million (US$10.1 million) in the current period, which show higher recoveries of charged-off accounts.

II.4 OTHER NON-INTEREST EXPENSES

Non-interest expenses during the second quarter of 2004 were S/.311.9 million (US$89.8 million), 3.1% under those of the same period in 2003, mainly because of decreased personnel and general and administrative costs.

To determine operating efficiency, operating expenses are “adjusted” excluding certain non-recurrent items and that do not contribute to the performance of the business. Second quarter 2004 “adjusted” operating expenses are determined by excluding: (i) provisions for assets received in lieu of loan repayment (S/.25.1 million); (ii) non-recurring expenses related to the systems’ restructuring costs (S/.2.2 million); (iii) employee profit sharing expenses and bonds (S/.8.6 million); and, (iv) merger costs related to Solución Financiera (S/.4.8 million). “Adjusted” operating expenses reached S/.271.2 million (US$78.1 million) in the second quarter of 2004, decreasing 2.5% compared to the year-ago period.

In this quarter, approximately 42% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept decreased 1.2% to S/.131.2 million (US$37.8 million) when compared to the second quarter of 2003. At the end of June 2004 the number of employees stood at 7,567, decreasing from 7,652 employees as of March 2004 and from 7,570 at June 2003, mainly due to decreased sales personnel at Banco de Crédito.

General and Administrative expenses, which represented 31% of non-interest expenses, reached S/.97.4 million (US$28.1 million) in the second quarter of 2004, decreasing 7.5% when compared to expenses in the year-ago period. Lower expenses are mainly due to decreased third party fees and communications expenses. In this quarter, the most significant general and administrative expenses were:

(In constant S/. Mn.)	2Q03	2Q04	Chnge.

Office supplies and operating costs	13.4	11.5	-14.2%
Communications	10.2	7.9	-22.5%
Third party fees	17.9	12.7	-29.1%
Insurance and security	8.5	6.2	-27.1%
Transport of currency and securities	12.6	12.0	-4.8%
Systems and maintenance	23.5	21.5	-8.5%
Advertising and marketing	14.5	16.0	10.3%
Other G&A	4.7	9.7	106.4%
Total G&A	105.3	97.4	-7.5%

The Other caption within Other Non-Interest Expenses, increased from S/.28.6 million (US$8.2 million) in the second quarter of 2003 to S/.32.0 million (US$9.2 million) in the current quarter, mainly due to increased contingencies provisions.

The ratio of “adjusted” operating expenses as a percentage of average total assets, increased from 4.4% in the second quarter of 2003 to 4.6% in the current period.

The Efficiency ratio, “adjusted” operating expenses, as a percentage of total income (excluding non-recurring income), also grew from 52.9% to 57.8% when comparing the second quarters of 2003 and 2004, respectively.

II.5 ASSETS AND LIABILITIES

Total assets of BCP reached S/.23.7 billion (US$6.8 billion) at the end of June 2004, increasing 1.4% with respect to the preceding first quarter, but decreases by 4.8% compared to assets at June 2003.

Consolidated total loans were S/.14.4 billion (US$4.2 billion) at the end of June 2004, increasing 2.3% compared to March 2004, but remain lower by 7.4% with respect to loans at the second quarter 2003. At June 30, 2004, the loan portfolio, net of provisions, represented 56.6% of total assets, higher than 55.6% at the preceding quarter. At the end of the second quarter of 2004, the Nuevos Soles portion of the loan portfolio was 16.2%, under 17.5% in March 2004, and of 17.2% at June 2003.

As of June 30, 2004 total deposits were S/.20.0 billion (US$5.8 billion), increasing 0.8% compared to first quarter 2004 deposits, but are 6.1% lower than deposits in the year-ago quarter. During the second quarter 2004, time deposits increased by 5.8%, while savings deposits decreased 3.5% and demand deposits by 3.3%. Deposits denominated in Nuevos Soles were 22.7% of total deposits, decreasing during the current quarter from 24.7% at March 2004, and is also lower than 23.5% at the end of June 2003.

BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:

	Loans, net			Total Deposits

(In % and constant S/.Mn.)	30.06.03	31.03.04	30.06.04	30.06.03	31.03.04	30.06.04

Banco de Crédito del Perú	86.0%	87.7%	88.8%	90.0%	91.3%	91.7%
Banco de Crédito de Bolivia	7.0%	6.9%	6.7%	6.2%	5.9%	5.7%
Crédito Leasing	4.8%	5.4%	4.5%	2.6%	2.8%	2.6%
Solución Financiera de Crédito	2.2%	-----	-----	1.2%	-----	-----
TOTAL%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Total BCP	S/.14,020	S/.12,987	S/.13,397	S/.21,294	S/.19,838	S/.19,987

Loan Portfolio

Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)	30.06.03	31.03.04	30.06.04

Corporate	43.1%	41.6%	42.0%
Middle market	26.4%	26.2%	26.2%
Retail:	30.5%	32.2%	31.8%
- small business	10.1%	10.3%	9.7%
- home mortgage	12.6%	15.2%	15.4%
- consumer	4.4%	3.2%	3.2%
- credit cards	3.4%	3.5%	3.5%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,554	S/.14,085	S/.14,404

During the current quarter, loan balances increased 2.3%, with corporate loans growing by 3.3% to S/.6,045 million (US$1,742 million), while middle market loans grew by 2.2% to S/.3,772 million (US$1,087 million), and retail loans by 1.0% to S/.4,586 million (US$1,321 million). Retail loans by product performed as follows:

(% change and constant S/. Mn)	30.06.03	31.03.04	30.06.04	30.06.04 vs 31.03.04	30.06.04 vs 30.06.03

Small business loans	1,567	1,450	1,396	-3.7%	-11.0%
Mortgage loans	1,960	2,143	2,221	3.7%	13.4%
Consumer loans	683	453	467	3.0%	-31.6%
Credit card loans	534	495	502	1.4%	-6.0%
Total Retail	4,744	4,541	4,586	1.0%	-7.4%

Lower consumer loans during first quarter 2004 is mainly because approximately S/.240 million are reported beginning in March 2004 as micro-business loans, which are shown as part of the Small Business concept in the preceding table.

Contingent Credits and Managed Funds

At June 30, 2004 contingent credits were S/.5,962 million (US$1,718 million), 2.4% over the March 2004 figure. Contingent credits grow 13.6% over credits at June 2003, mainly due to the inclusion, beginning in the fourth quarter 2003, of credit card un-used but approved lines of credit, which were not considered in previous periods, as can be seen in the Other contingent accounts caption in the following chart:

(% change and constant S/. Mn)	30.06.03	31.03.04	30.06.04	30.06.04 vs 31.03.04	30.06.04 vs 30.06.03

- Guarantees and Stand-by LCs	2,335	2,245	2,130	-5.1%	-8.8%
- Letters of Credit	468	522	639	22.4%	36.5%
- Acceptances	169	141	154	8.8%	-8.9%
- Foreign currency forwards	1,567	1,206	1,371	13.7%	-12.5%
- Other contingent accounts	708	1,710	1,668	-2.5%	135.6%
Total Contingent Credits	5,246	5,824	5,962	2.4%	13.6%

Third party funds managed by several subsidiaries of BCP amounted to S/.3,390 million (US$913.8 million) as of June 30, 2004, decreasing 8.3% compared to funds at march 2004, but remain similar to balances in second quarter 2003.

Market share

According to preliminary statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of June 30, 2004, Banco de Crédito del Perú had a total loan market share of 35.0% (34.6% at March 31, 2004 and 34.3% at June 30, 2003), and 36.8% of deposits (36.6% at March 31, 2004 and 36.3% at June 30, 2003).

BCP’s market share in Peruvian mutual funds, through its subsidiary Credifondo, was 50.9% as of June 30, 2004 (49.4% at March 31, 2004 and 49.3% at June 30, 2003).

II.6 LOAN QUALITY

Consolidated past due loans amounted to S/.732 million (US$210.9 million) at June 30, 2004, decreasing 43.8% from the balance of S/.1,302 million (US$375.2 million) as of the end of June 2003, and are also 13.5% below past due loans at March 2004.

The ratio of past due loans as a percentage of total loans was 5.1% at June 30, 2004, improving during this quarter from 6.0% at March 2004, and from 8.4% at June 2003. The ratio of past due, refinanced and restructured loans as a percentage of total loans declined to 10.3% during second quarter 2004 from 11.6% in March 2004, and also from 14.6% at June 2003.

At the end of March 2004, refinanced loans amounted to S/.757.4 million (US$218.2 million), lower than the balance at June 2003 that was S/.970.7 million (US$279.7 million).

At the end of the second quarter 2004, outstanding balances of loan loss provisions totaled S/.1,007.5 million (US$290.3 million), decreasing 8.3% compared to the preceding quarter mainly due to charge-offs. The coverage ratio of loan provisions to past due loans increased to 137.6% at the end of second quarter 2004, from 129.8% in first quarter 2004 and also from 117.8% at June 2003.

Of total provisions outstanding at the end of the current quarter, S/.169.9 million (US$48.9 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, decreasing from the balance at June 30, 2003 of S/.221.3 million (US$63.8 million).

Loans believed to be unrecoverable, fully provisioned in prior periods, were written-off during the second quarter 2004 amounting to S/.78.3 million (US$22.6 million), of which approximately 16% were related to consumer and mortgage loans. This compares to charge-offs in the first quarter of 2004 of S/.114.0 million (US$32.8 million), and S/.136.6 million (US$39.4 million) in the year-ago second quarter.

Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 13.5% of the loan portfolio in June 2004, decreasing from 14.6% that resulted in March 2004 and from 18.1% in June 2003. The loan classification is as follows:

(% of Total loans and S/.Mn const.)	30.06.03	31.03.04	30.06.04

A: Normal	70.3%	76.8%	78.2%
B: Potential Problem	11.5%	8.6%	8.3%
C: Deficient	5.9%	5.4%	5.5%
D: Doubtful	6.6%	5.6%	4.8%
E: Loss	5.6%	3.6%	3.2%
Total	100.0%	100.0%	100.0%
Total Loans	S/.15,554	S/.14,085	S/.14,404

Loan loss provisions, net of recoveries, charged against results in second quarter 2004 amounted to S/.20.6 million (US$5.9 million), lower than S/.70.5 million (US$20.3 million) in the year-ago period, mainly due to improved loan quality. Provision expense in the first quarter of 2004 was S/.48.0 million (US$13.8 million).

II.7 CAPITAL ADEQUACY

At the end of the second quarter of 2004, BCP’s unconsolidated ratio of risk-weighted assets to regulatory capital was 7.9 to 1.0 (12.7%), while the corresponding consolidated ratio was 7.1 to 1.0 (14.2%). Risk-weighted assets include S/.1,034 million (US$297.8 million) of market-risk exposure whose coverage required S/.94.0 million (US$27.1 million) of regulatory capital at June 30, 2004. Peruvian regulations limit risk-weighted assets to a ratio of 11.0 to 1.0 (9.1%).

As of June 30, 2004, BCP’s consolidated “regulatory capital” was S/.2,363 million (US$680.7 million), increasing compared to S/.2,276 million (US$655.7 million) in June 2003 mostly due to higher reserves. Regulatory capital included S/.189.5 million ($54.6 million) in subordinated debt in the current period, remaining similar to the balance at March 2004.

	BCP unconsolidated		BCP consolidated

(In constant S/. Mn.)	30.06.03	30.06.04	30.06.03	30.06.04

Regulatory capital	1,700	1,921	2,276	2,363
Risk weighted assets	15,898	15,137	18,227	16,703
Weighted assets / Capital	9.4	7.9	8.0	7.1
Capital / Weighted Assets	10.7%	12.7%	12.5%	14.2%

III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES (“ASHC”)

Net Income

Consolidated net income in the first six months of 2004 reached US$12.3 million, higher than US$5.4 million in first semester 2003. Net income in the quarter ended June 30, 2004 was US$4.6 million, higher than US$1.6 million in the same period of 2003.

Net income in the first semester and in the second quarter of 2004, increase compared to the same periods of 2003, mainly due to lower market risk provisions and higher dividends received from Credicorp, and in spite of higher gains on securities transactions obtained in 2003.

Financial and non-financial income

Net interest income, before risk provisions and not including dividend income, was US$3.6 million in the second quarter of 2004, lower than US$3.7 million in the same quarter of last year. Net interest margin as a percentage of interest earning assets, without considering dividends, was 2.1% during second quarter 2004, higher than the 1.9% margin in the preceding first quarter 2004, but decreases compared to 2.3% in second quarter 2003. Compared with the year-ago quarter, the margin decreased mainly due to cost of funds required for the purchase of part of BCOL’s investment portfolio.

In second quarter 2004, US$1.0 million was registered as dividend income received from Credicorp, while none was received in the year-ago quarter. Credicorp’s dividends reached US$5.9 million cumulative in the six months through June 2004, increasing from US$3.1 million in the first semester 2003.

In the second quarter of 2004 charges against income for market risk provisions amounted to US$0.4 million, slightly under US$0.5 million charged in the preceding first quarter 2004, but declines compared to US$3.5 million provisioned in second quarter 2003. In the current quarter provisions for credit risks amounted to US$0.1 million, while US$0.9 million was expensed in the prior year second quarter.

Non-interest income, which includes fee income, realized gains on securities transactions before risk provisions and others, amounted to US$2.2 million in the second quarter of 2004, declining from US$3.9 million in the year-ago quarter where gains on securities amounted to US$2.8 million, higher than US$1.0 million gains in the current quarter. Fee income was US$1.1 million in the current period, increasing from US$0.8 million in the year-ago quarter.

The ratio of operating expenses over average assets was 0.9%, annualized, in the second quarter of 2004 similar to the ratio during the same period in 2003. This ratio declines to 0.5% in the second quarter of 2004, when funds under management are included within total assets, remaining unchanged compared to the prior year quarter.

Assets and liabilities

The loan portfolio, net of provisions, was US$163.1 million as of June 30, 2004, increasing during the quarter from US$154.2 million at the end of March 2004, and also compared to loan balances of US$156.7 million at June 2003. As of June 30, 2004, the loan portfolio had 2.3% past dues, which were 142.0% covered with loan-loss provisions.

The securities portfolio grew to US$464.9 million at June 2004, increasing over US$452.7 million last March 2004, and also from US$359.8 million at the end of June 2003, following the increase of available funds and the purchase of additional Credicorp shares.

In April 2004 ASHC acquired Credicorp equity shares held by PPS amounting to US$33.5 million. This transfer follows a corporate policy that seeks to restructure assets held across subsidiaries in the group. Credicorp’s consolidated balances are not affected since these shares were already reported as part of treasury shares in Credicorp’s equity accounts, and, additionally, all effects on income statement accounts caused by this transfer are eliminated in the process of consolidating Credicorp’s financial statements.

Deposits amounted to US$677.8 million at June 30, 2004, increasing from the balance of US$638.1 million at the end of the preceding first quarter 2004, and also compared to US$583.7 million at the end of June 2003.

Funds under management were US$693.5 million at June 30, 2004, 26.8% higher than US$547.1 million at June 2003, but grow only slightly compared to US$691.2 million at March 2004 due to increased uncertainty around increasing international interest rates. The increase compared to funds at June 2003 is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits, and, to a lesser extent, to higher market valuation of this portfolio.

Net equity reached US$141.3 million at the end of June 2004, increasing over US$121.9 million at March 2004, mainly due to the US$20.0 million capital addition from Credicorp, related to the above mentioned purchase of its treasury shares from PPS. The equity account of reserves for market value of investments, decreased from a balance of unrealized gains of US$12.2 million at the end of March 2004, to unrealized gains of US$7.1 million at June 30, 2004.

IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES (“PPS”)

Net income

PPS obtained in the first semester of 2004 a consolidated net income of S/.65.4 million (US$18.8 million), more than double profits of S/.30.5 million (US$8.8 million) in the first-half of 2003. In the quarter ended June 30, 2004, net income was S/.57.5 million (US$16.6 million), increasing over net income of S/.25.0 million (US$7.2 million) in the same year-ago quarter.

In the first-half and second quarter of 2004 net income increased over the prior year periods mainly because of gains from the sale to ASHC of Credicorp equity shares, which were kept by PPS as part of its investment portfolio. The sale amounted to S/.115.9 million (US$33.5 million) and resulted in a net gain of S/.75.5 million (US$21.7 million), not subject to income taxes, in PPS’s local records. In Credicorp’s consolidated financial statements, these shares already were part of the treasury shares equity account. In Credicorp’s records, all the effects of the transfer of these shares, including the gains, are eliminated in the consolidation process.

During the current quarter, the merger of Novasalud with Pacífico Salud continued its progress. Novasalud was acquired in March 2004, and is expected to finalize its merger during third quarter 2004. Consolidated financial statements reported by PPS as of June 30, 2004 do not consolidate line-by-line Novasalud’s balances, instead, the acquisition is shown as part of investments, net of its corresponding equity value provision. In the second quarter, provisions made for this concept amounted to S/.22.4 million (US$6.4 million).

Business lines

Comparing cumulative results for first-half 2004 and 2003, consolidated total premiums and fees consisted of:

i)   general insurance lines, that amounted to 50.6% of total premiums and decreased 9.6%;
ii)  fees at Pacífico Salud, that were 11.2% of total premiums and increased 21.0%; and,
iii) Pacífico Vida, which amounted to 38.2% of the total and decreased 2.0%.

Cumulative through June 30, 2004, growth of Pacífico Salud and the health and medical assistance insurance line (21.6% of total premiums) was 8.6%; fire insurance lines (15.0% of total premiums) decreased 29.1%; while the automobile insurance line (6.0% of total premiums) grew 2.8% compared to the prior year period.

Through June 2004, group life insurance and individual life insurance policies (11.5% of total premiums) grew 5.8%; life annuities (20.8% of total premiums) increased 2.2%; while pension fund benefits insurance (4.9% of total premiums) decreased 27.8%, compared to the prior year. Decreased pension fund insurance premiums is due to regulatory changes in procedures for the purchase of insurance coverage by Private Pension Funds (“AFPs”), after the end of the Transitory Arrangement, which caused increased competition and lower fees.

Revenue and operating expense

Total premiums and Pacífico Salud health fees in the second quarter of 2004 were S/.269.6 million (US$77.7 million), 5.0% below premiums of S/.283.7 million (US$81.7 million) in the year-ago quarter, due mainly to lower general insurance premiums, partly offset by growth in Pacífico Salud. Retained premiums increase 9.4% to S/.229.4 million (US$66.1 million) in this quarter from S/.209.6 million (US$60.4 million) in second quarter 2003.

Net premiums earned and health fees, net of reinsured premiums and reserves, were S/.126.6 million (US$36.5 million) in second quarter 2004, 1.7% below premiums in the prior year quarter. Net premiums earned remained similar to the year-ago period mainly due to a higher retention rate which partly offsets increased reserves.

Additions to technical reserves for premiums grew by S/.102.8 million (US$29.6 million) in the second quarter of 2004, 27.1% higher than additions in the same quarter of last year. Most of reserves in the second quarter of 2004 were established by Pacífico Vida, for its life annuities and life insurance lines.

Net consolidated underwriting results was S/.10.8 million (US$3.1 million) in the second quarter of 2004, decreasing from S/.14.8 million (US$4.3 million) in the prior year quarter. Nevertheless, underwriting results in first-half 2004 grew 5.2%, to S/.31.9 million (US$9.2 million), compared to results in the same period of 2003.

The ratio of net underwriting results (net premiums and health fees less reserves and claims as a percentage of total premiums) declines to 4.0% in the second quarter of 2004, compared to the 5.2% ratio in the prior year quarter, mainly due to lower premiums.

Financial results increase from S/.48.3 million (US$13.9 million) in second quarter 2003 to S/.106.4 million (US$30.6 million) in the current quarter, mainly due to gains on the above mentioned sale of Credicorp shares. In the year-ago second quarter, gains were obtained from the sale of long-term investments amounting to S/.19.7 million (US$5.7 million).

The Other provisions concept, that resulted in gains of S/.1.1 million (US$0.3 million) in second quarter 2003, decline to an expense of S/.23.4 million (US$6.7 million) in the current period mainly due to the amortization of the investment in Novasalud, as mentioned previously.

Adjustments for exposure to inflation and exchange differences resulted in a loss of S/.4.3 million (US$1.2 million) in second quarter 2004, compared to a gain of S/.1.2 million (US$0.4 million) in the same period of 2003.

Operating expenses over net premiums earned decreased from 24.6% to 23.0% comparing the second quarters of 2003 and 2004, respectively. The ratio of operating expenses over average assets decreased from 8.0% to 6.3%, in these same periods.

Claims

Net insurance claims and health services costs incurred in the second quarter of 2004 were S/.96.1 million (US$27.7 million), remaining similar to claims in the same quarter of 2003, since increased claims in business lines of marine hull and Pacífico Salud were offset by decreases in Pacífico Vida.

The net loss ratio (net claims to net premiums) decreases to 41.9% in the current quarter from 46.0% in second quarter 2003 due to the higher retention rate. Cumulative through June 2004, the net loss ratio was 45.4%, also below 48.4% in first-half 2003. In first-half 2004, the net loss ratio continues high in pension fund insurance (75.8%), health (77.5%) and in Pacífico Salud (84.5%).

The combined ratio (the sum of net claims and health services, general expenses and commissions, as a percentage of net earned premiums and health fees, without including Pacifico Vida) increased from 99.5% in the second quarter of 2003 to 102.4% in the current quarter.

Assets and investments

Investments in real estate and financial assets were S/.1,465 million (US$422.0 million) at the end of the current quarter, increasing 17.1% from the year-ago balance.

As of June 30, 2004, total assets were S/.1,926 million (US$554.8 million) increasing 13.1% compared to the year-ago balance. At the end of the current period net equity amounted to S/.396.5 million (US$114.2 million), 2.8% above net equity at June 2003.

Market share

The Peruvian insurance market through May 31, 2004, had total premiums of US$344.2 million, 6.7% below premiums in the same five month period in 2003, mainly due to lower sales of fire insurance and life annuities. For the five months of 2004, PPS's market share in total premiums was 28.8% (29.3% in the year-ago period), with the share in general risks and health lines being 31.2% (31.6% in the same period of 2003) and in life insurance and pension fund benefits lines of 25.7% (26.5% in the same period of 2003).

*** 8 Tables To Follow ***

CREDICORP LTD. AND SUBSIDIARIES
Table 1
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. Dollars)

	As of

ASSETS	Jun. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004

CASH AND DUE FROM BANKS
Cash and non interest bearing deposits in banks	251,643	240,294	255,941	277,658
Interest bearing deposits in banks	1,616,400	1,372,436	1,298,914	1,550,338
	1,868,043	1,612,730	1,554,855	1,827,996

MARKETABLE SECURITIES, net	68,081	127,365	100,991	53,947

LOANS	4,581,397	4,481,496	4,401,684	4,601,814
Current	4,221,341	4,225,001	4,151,861	4,379,358
Past Due	360,056	256,495	249,823	222,456
Less - Reserve for possible loan losses	(407,117)	(326,677)	(313,606)	(293,263)
LOANS NET	4,174,280	4,154,819	4,088,078	4,308,551

INVESTMENT SECURITIES AVAILABLE FOR SALE	1,328,701	1,612,887	1,812,966	1,644,623
REINSURANCE ASSETS	33,846	45,904	49,519	33,904
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES	56,890	60,057	52,026	54,502
PROPERTY, PLANT and EQUIPMENT, net	278,002	264,533	255,290	251,288
DUE FROM CUSTOMERS ON ACCEPTANCES	43,078	50,178	41,024	46,108
OTHER ASSETS	383,210	370,672	338,631	323,003

TOTAL ASSETS	8,234,131	8,299,146	8,293,380	8,543,922

LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
Non-interest bearing	812,058	860,585	905,355	949,788
Interest bearing	5,540,923	5,444,254	5,379,947	5,478,777
	6,352,981	6,304,839	6,285,302	6,428,565

DUE TO BANKS AND CORRESPONDENTS	286,857	273,234	255,077	374,206
ACCEPTANCES OUTSTANDING	43,078	50,178	41,024	46,108
RESERVE FOR PROPERTY AND CASUALTY CLAIMS	274,596	303,587	324,987	350,745
RESERVE FOR UNEARNED PREMIUMS	49,255	66,084	66,563	58,987
REINSURANCE PAYABLE	23,815	33,043	22,811	13,983
OTHER LIABILITIES	281,172	284,607	309,084	260,997
MINORITY INTEREST	66,866	72,841	70,372	69,627

TOTAL LIABILITIES	7,378,620	7,388,413	7,375,220	7,603,218

NET SHAREHOLDERS' EQUITY	855,511	910,733	918,160	940,704

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	8,234,131	8,299,146	8,293,380	8,543,922

CONTINGENT CREDITS	1,497,043	1,768,605	1,761,503	1,850,037
FUNDS UNDER MANAGEMENT	1,502,806	1,724,130	1,783,246	1,711,086

CREDICORP LTD. AND SUBSIDIARIES
Table 2
CONSOLIDATED INCOME STATEMENTS
(In thousands of U.S. Dollars)

	Three months ended			Six months ended

	30.06.03	31.03.04	30.06.04	30.06.03	30.06.04

INTEREST INCOME
Interest on loans	109,839	101,275	103,209	223,188	204,484
Interest and dividends on investments:	845	3	1,356	852	1,359
Interest on deposits with banks	4,508	3,423	3,746	10,654	7,169
Interest on trading securities (1)	22,677	22,259	23,058	41,026	45,317
Total Interest Income	137,869	126,960	131,369	275,720	258,329

INTEREST EXPENSE
Interest on deposits	31,380	27,055	16,882	67,946	43,937
Interest on borrowed funds	3,934	3,368	3,725	7,592	7,093
Other interest expense	5,628	6,548	18,202	8,831	24,750
Total Interest Expense	40,942	36,971	38,809	84,369	75,780

Net Interest Income	96,927	89,989	92,560	191,351	182,549

Provision for possible loan losses, net	19,702	18,974	7,167	53,930	26,141

Net interest income after provision for
possible loan losses	77,225	71,015	85,393	137,421	156,408

OTHER INCOME
Fees and commissions from banking services	47,548	47,148	49,374	93,747	96,522
Net gains from sales of securities	7,593	3,968	(3,409)	7,379	559
Net gains on foreign exchange transactions	5,821	5,456	5,119	12,182	10,575
Net premiums earned	32,090	38,029	33,058	63,991	71,087
Other income (1)	8,631	14,228	12,689	31,314	26,917
	101,683	108,829	96,831	208,613	205,660

CLAIMS ON INSURANCE ACTIVITIES
Net claims incurred	7,282	7,423	9,659	12,037	17,082
Increase in future policy benefits for life and health	19,120	21,239	17,448	39,568	38,687
	26,402	28,662	27,107	51,605	55,769

OTHER EXPENSES
Salaries and employee benefits	45,144	44,363	46,883	91,208	91,246
General, administrative, and other taxes	35,997	37,477	34,874	74,830	72,351
Depreciation and amortization	12,396	11,610	11,047	24,145	22,657
Other	18,820	14,706	13,468	31,271	28,174
Merger costs	2,022	1,829	1,375	17,487	3,204
	114,379	109,985	107,647	238,941	217,632

Translation result	2,605	3,274	758	(4,118)	4,032

Income before income tax, and minority interest	40,732	44,471	48,228	51,370	92,699

Income Tax	(9,821)	(11,637)	(12,669)	(16,610)	(24,306)
Minority Interest	(2,602)	(2,772)	(2,676)	(3,959)	(5,448)

NET INCOME	28,309	30,062	32,883	30,801	62,945

(1) Note: for comparison purposes, US$7.9Mn in 2Q03 and US$13.4Mn in 6M03 were reclassified from other income into interest income.

CREDICORP LTD. AND SUBSIDIARIES
Table 3
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended

	30.06.03	31.03.04	30.06.04	30.06.03	30.06.04

Profitability
Net income per common share (US$ per share)(1)	0.355	0.377	0.412	0.386	0.789
Net interest margin on interest earning assets (2)	5.65%	5.26%	5.31%	5.56%	5.30%
Return on average total assets (2)(3)	1.35%	1.45%	1.56%	0.73%	1.50%
Return on average shareholders' equity (2)(3)	13.61%	13.15%	14.15%	7.43%	13.64%
No. of outstanding shares (millions)(4)	79.75	79.75	79.75	79.75	79.75

Quality of loan portfolio
Past due loans as a percentage of total loans	7.86%	5.68%	4.83%	7.86%	4.83%
Reserves for loan losses as a percentage of
total past due loans	113.07%	125.53%	131.83%	113.07%	131.83%
Reserves for loan losses as a percentage of
total loans	8.89%	7.12%	6.37%	8.89%	6.37%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	52.53%	52.17%	50.75%	52.53%	50.75%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-5.50%	-6.95%	-7.53%	-5.50%	-7.53%

Operating efficiency
Oper. expense as a percent. of total income (5)	53.36%	50.79%	50.65%	52.07%	50.72%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.89%	4.87%	4.56%	4.80%	4.68%

Capital adequacy
Total Regulatory Capital (US$Mn)	716.0	866.7	867.0	716.0	867.0
Tier I Capital (US$Mn)	601.3	742.1	743.2	601.3	743.2
Regulatory capital / risk-weighted assets (6)	11.32%	13.53%	13.57%	11.32%	13.57%

Average balances (US$Mn) (3)
Interest earning assets	6,860.3	6,837.3	6,977.9	6,888.6	6,882.8
Total Assets	8,405.6	8,296.3	8,418.7	8,476.6	8,378.8
Net equity	832.0	914.4	929.4	829.2	923.2

(1)Number of shares outstanding of 79.8 million in all periods.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Net of treasury shares. The total number of shares was of 94.38 million.
(5)Total income includes net interest income and other income.
Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense. Non-recurring items are not included.
(6)Risk-weighted assets include market risk assets.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 4
CONSOLIDATED BALANCE SHEETS
(Constant Nuevos Soles, as of June 30, 2003, and U.S. Dollars in thousands)

ASSETS	30.06.03	31.12.03	31.03.04	30.06.04	30.06.04

					US$000(1)
CASH AND DUE FROM BANKS	6,436.692	5,430.659	5,199.245	5,890.548	$1,697.075
Cash and Checks	923.889	829.499	875.840	945.742	$272.470
Deposits in Central Bank of Peru	4,649.420	3,484.730	3,096.167	3,711.802	$1,069.375
Deposits with local and foreign banks	863.383	1,116.430	1,227.238	1,233.004	$355.230

TRADING SECURITIES, net	66.189	143.905	185.238	179.747	$51.785

LOANS	15,553.795	14,885.732	14,085.241	14,404.172	$4,149.862
Current	14,251.509	13,982.755	13,238.893	13,672.114	$3,938.955
Past Due	1,302.286	902.978	846.348	732.058	$210.907
Less - Reserve for possible loan losses	(1,533.799)	(1,198.519)	(1,098.367)	(1,007.544)	($290.275)
LOANS NET	14,019.996	13,687.213	12,986.874	13,396.628	$3,859.587

INVESTMENT SECURITIES AVAIL. FOR SALE	2,611.568	3,163.113	3,475.474	2,640.742	$760.801
PROPERTY, PLANT and EQUIPMENT, net	784.273	766.797	730.345	716.322	$206.373
OTHER ASSETS	963.556	1,079.840	773.845	861.015	$248.060

TOTAL ASSETS	24,882.274	24,271.527	23,351.021	23,685.002	$6,823.683

LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:	21,294.413	20,498.159	19,838.173	19,986.961	$5,758.272
Demand deposits	4,732.891	5,051.186	5,845.711	5,655.339	$1,629.311
Saving accounts	5,792.971	5,552.538	5,058.275	4,880.248	$1,406.006
Time deposits	10,768.551	9,894.435	8,934.187	9,451.374	$2,722.954

DUE TO BANKS AND CORRESPONDENTS	530.766	371.768	312.023	648.651	$186.877
OTHER LIABILITIES	920.716	1,059.568	1,036.508	801.643	$230.954

SHAREHOLDERS EQUITY:	2,136.378	2,342.035	2,164.317	2,247.746	$647.579
Capital stock	1,284.455	1,285.302	1,284.728	1,285.302	$370.297
Legal reserve	731.402	731.884	804.354	804.716	$231.840
Retained earnings	120.521	324.849	75.235	157.728	$45.442

TOTAL LIABILITIES AND EQUITY	24,882.273	24,271.530	23,351.021	23,685.001	$6,823.682

Contingent Credits	5,246.354	6,100.099	5,823.640	5,961.632	$1,717.554
Funds under management	3,611.389	3,934.466	3,767.513	3,390.097	$976.692

(1)Translated at S/.3.471 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 5
CONSOLIDATED INCOME STATEMENTS
(Constant Nuevos Soles, as of June 30, 2004 and U.S. Dollars in thousands)

	Three months ended				Six months ended

	30.06.03	31.03.04	30.06.04	30.06.04	30.06.03	30.06.04	30.06.04

Interest income and expense				US$000(1)			US$000(1)
Interest income	428.538	375.307	369.130	$106.347	867.615	744.437	$214.473
Less - Interest expense	126.067	107.942	105.766	$30.471	265.259	213.708	$61.570
Net interest income	302.471	267.365	263.364	$75.876	602.356	530.729	$152.904

Provisions for possible loan losses, net	70.493	48.040	20.596	$5.934	193.217	68.636	$19.774

Net interest income after provisions	231.978	219.325	242.768	$69.942	409.139	462.093	$133.130

Other Income
Fees and commissions from services	168.737	160.469	161.025	$46.392	333.575	321.494	$92.623
Net gains from sales of securities	8.704	9.993	(8.739)	($2.518)	13.468	1.254	$0.361
Net gains on foreing exchg. transacts.	20.087	19.174	18.322	$5.279	42.693	37.496	$10.803
Other income	26.452	36.978	35.001	$10.084	98.002	71.979	$20.737
	223.980	226.614	205.609	$59.236	487.738	432.223	$124.524

Other Expenses
Salaries and employee benefits	132.877	128.161	131.247	$37.812	273.872	259.408	$74.736
General and administrative	105.325	102.861	97.436	$28.071	216.855	200.297	$57.706
Depreciation and amortization	36.691	36.259	33.520	$9.657	72.170	69.779	$20.103
Taxes other than income tax	10.994	12.501	12.791	$3.685	22.838	25.292	$7.287
Other	28.629	27.148	32.016	$9.224	59.963	59.164	$17.045
Merger costs	7.405	6.513	4.849	$1.397	64.170	11.362	$3.273
	321.921	313.443	311.859	$89.847	709.868	625.302	$180.150

Result from exposure to inflation	3.973	(35.570)	(16.811)	($4.843)	(22.516)	(52.381)	($15.091)

Income before income tax	138.010	96.926	119.707	$34.488	164.493	216.633	$62.412

Income Tax	31.567	28.554	37.324	$10.753	45.115	65.878	$18.980

NET INCOME	106.443	68.372	82.383	$23.735	119.378	150.755	$43.433

(1)Translated at S/.3.471 per US$1.00.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
Table 6
SELECTED FINANCIAL INDICATORS

	Three months ended			Six months ended

	30.06.03	31.03.04	30.06.04	30.06.03	30.06.04

Profitability
Net income per common share (S/. per share)(1)	0.087	0.056	0.067	0.097	0.123
Net interest margin on interest earning assets (2)	5.38%	5.12%	5.08%	5.24%	5.08%
Return on average total assets (2)(3)	1.67%	1.15%	1.40%	0.92%	1.26%
Return on average shareholders' equity (2)(3)	20.45%	12.14%	14.94%	11.37%	13.39%

Quality of loan portfolio

Past due loans as a percentage of total loans	8.37%	6.01%	5.08%	8.37%	5.08%
Past due loans + refinanced loans as a
percentage of total loans	14.61%	11.58%	10.34%	14.61%	10.34%
Reserves for loan losses as a percentage of
past due loans	117.78%	129.78%	137.63%	117.78%	137.63%
Reserves for loan losses as a percentage of
substandard loans (C+D+E)	54.41%	53.46%	52.08%	54.41%	52.08%
Past due loans - reserves for loan losses as a
percentage of shareholders' equity	-10.84%	-11.64%	-12.26%	-10.84%	-12.26%

Operating efficiency (5)
Oper. expense as a percent. of total income (4)	52.86%	57.03%	57.83%	53.61%	57.42%
Oper. expense as a percent. of av. tot. assets(2)(3)	4.35%	4.73%	4.61%	4.39%	4.61%

Capital adequacy
Total Regulatory capital (constant millions S/.)	2,276.0	2,368.0	2,362.8	2,276.0	2,362.8
Tier I Capital (constant millions S/.)	1,988.5	2,066.1	2,068.5	1,988.5	2,068.5
Net equity as a percentage of period end total assets	8.59%	9.27%	9.49%	8.59%	9.49%
Regulatory capital / risk-weighted assets	12.49%	13.82%	14.15%	12.49%	14.15%

Average balances (constant millions S/.) (3)
Interest earning assets	22,505.5	20,893.1	20,718.6	22,994.2	20,898.5
Total Assets	25,563.0	23,811.3	23,518.0	26,079.8	23,978.3
Net equity	2,082.5	2,253.2	2,206.0	2,099.1	2,251.4

Additional data
No. of outstanding shares (millions)	1,202	1,202	1,226	1,202	1,226
No. of employees	7,570	7,652	7,567	7,570	7,567
Inflation rate ( Wholesale price index)	-0.66%	2.83%	1.89%	0.44%	4.77%
Exchange rate (S/. per 1 U.S. Dollar)	3.47	3.46	3.47	3.47	3.47

(1)Shares outstanding of 1,226 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)Ratios are annualized.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Total income includes net interest income and other income, excluding non-recurring items.
(5)Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment and non-recurring items.

ATLANTIC SECURITY HOLDING CORPORATION
Table 7
SELECTED FINANCIAL DATA
(Thousands of U.S. Dollars, except net income per share, and percentages)

	Three months ended			Six months ended

	30.06.03	31.03.04	30.06.04	30.06.03	30.06.04

Results
Net Interest Income (w/o dividends)	3,669	3,383	3,632	7,643	7,015
Dividend income	97	4,871	1,043	3,216	5,914
Provisions for credit and market risks	4,459	1,034	520	8,706	1,554
Commissions and fee income	845	1,116	1,095	1,802	2,211
Other Income(1)	3,066	1,252	1,116	4,518	2,368
Operating Expense	1,606	1,864	1,776	3,100	3,639
Net Income	1,613	7,725	4,589	5,374	12,314
Net Income per share (US$)	0.04	0.19	0.11	0.13	0.31

Balance Sheets (end of period)
Total Assets	725,774	793,521	851,608	725,774	851,608
Loan portfolio, net	156,683	154,170	163,136	156,683	163,136
Marketable securities and investments	359,762	452,738	464,926	359,762	464,926
Total Deposits	583,679	638,118	677,793	583,679	677,793
Shareholders' equity	128,687	121,901	141,316	128,687	141,316
Funds under administration (2)	547,143	691,200	693,498	547,143	693,498

Ratios (3)
Net interest margin / interest earning assets (4,5,6)	2.3%	1.9%	2.1%	2.4%	2.0%
Return on average stockholders' equity(5)	5.2%	26.3%	13.9%	9.0%	19.4%
Return on average total assets(5)	0.9%	3.9%	2.2%	1.5%	3.0%
Past due loans as a percentage of total loans	0.0%	2.4%	2.3%	0.0%	2.3%
Reserves for loan losses as a percentage
of total loans	2.1%	3.3%	3.2%	2.1%	3.2%
Operating expense / total income(7)	20.9%	17.5%	25.8%	18.0%	20.8%
Operating expense / average total assets(5)	0.9%	0.9%	0.9%	0.9%	0.9%
Operating expense / average total assets +
funds under management(5)	0.5%	0.5%	0.5%	0.5%	0.5%

(1) Includes realized gains in securities.
(2)Prior period figures have been revised to reflect funds currently booked by Credicorp
Securities, which were previously registered by ASHC.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Averages determined from monthly balances.
(5) Annualized.
(6) Without considering dividend income and dividend earning assets.
(7) Without considering provisions for investments.

EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
Table 8
SELECTED FINANCIAL DATA
(Constant Nuevos Soles as of June 30, 2004, and
U.S. Dollars in thousands, except net income per share)

	As of and for the three month				As of and for the six month
	period ended				period ended

	30.06.03	31.03.04	30.06.04	30.06.04	30.06.03	30.06.04	30.06.04

Results				US$000(1)			US$000(1)

Total gross Premiums	283,672	248,128	269,584	$77,667	539,413	517,712	$149,153
Net Premiums Earned	128,780	146,385	126,609	$36,476	255,694	272,994	$78,650
Change in Reserves	80,834	63,538	102,756	$29,604	133,688	166,294	$47,910
Net Underwriting Results	14,756	21,058	10,830	$3,120	30,311	31,887	$9,187
Net Financial Income	48,347	31,425	106,360	$30,642	71,257	137,785	$39,696
General Expenses	31,738	30,788	29,160	$8,401	58,926	59,948	$17,271
Income Tax	6,628	4,193	(1,046)	$-301	9,008	3,147	$907
Net Income	24,981	7,904	57,522	$16,572	30,472	65,427	$18,849
Net Income per share (S/.)(2)	1.03	0.33	2.38	$0.69	1.26	2.70	$0.78

Balance Sheets (end of period)

Total Assets	1,702,558	1,841,931	1,925,723	$554,804	1,702,558	1,925,723	$554,804
Investments in Secur. and Real estate	1,250,583	1,387,507	1,464,662	$421,971	1,250,583	1,464,662	$421,971
Technical Reserves	1,121,933	1,275,898	1,364,055	$392,986	1,121,933	1,364,055	$392,986
Net Equity	385,528	336,525	396,546	$114,245	385,528	396,546	$114,245

Ratios

Net underwriting results	5.2%	8.5%	4.0%	4.0%	5.6%	6.2%	6.2%
Total loss ratio	39.3%	46.3%	49.3%	49.3%	39.1%	47.9%	47.9%
Return on avge. equity (3)(4)	29.6%	8.9%	79.2%	79.2%	17.1%	35.8%	35.8%
Return on total premiums	8.8%	3.2%	21.3%	21.3%	5.6%	12.6%	12.6%
Shareholders' Equity / Total Assets	22.6%	18.3%	20.6%	20.6%	22.6%	20.6%	20.6%
Increase in Risk Reserves	38.6%	30.3%	44.8%	44.8%	34.3%	37.9%	37.9%
Combined Ratio (5)	99.5%	92.6%	102.4%	102.4%	96.1%	97.3%	97.3%
-Net Claims / Net Premiums Earned	68.7%	62.1%	71.6%	71.6%	66.2%	66.6%	66.6%
-Op. Exp.+Comiss./Net Prems. Earned	30.8%	30.5%	30.8%	30.8%	29.9%	30.7%	30.7%
Operating expense/Net Earn. Premiums	24.6%	21.0%	23.0%	23.0%	23.0%	22.0%	22.0%
Oper. expense / Avge. assets (3)(4)	8.0%	6.8%	6.3%	6.3%	7.5%	6.4%	6.4%

(1)Translated at S/.3.471 per US$1.00.
(2)Based on 24.2 million shares in all periods.
(3)Averages are determined as the average of period-beginning and period-ending balances.
(4)Annualized.
(5)Does not include the life insurance subsidiary Pacifico Vida.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2004

CREDICORP LTD.

By:	/S/ Guillermo Castillo
Guillermo Castillo Authorized Representative

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.